Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

October 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Unicycive Therapeutics, Inc. Draft Registration Statement on Form S-1 Submitted on September 15, 2020 CIK No. 0001766140

Ladies and Gentlemen:

This letter sets forth the responses of Unicycive Therapeutics, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Draft Registration Statement on Form S-1 (CIK No. 0001766140) filed with the Commission on September 15, 2020 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which is being filed herewith.

Prospectus Summary Overview, page 1

QUESTION 1:	Please revise the Summary to explain in greater detail the development history and clinical status of UNI 218 and UNI 494. Without limitation, please discuss who developed these products and conducted the preclinical and clinical trials and discuss what clinical trial work, if any, has been conducted or will need to be conducted. In your revised disclosure, please also include the dates of the prior preclinical and clinical trials.

RESPONSE:	The Company has revised its disclosure to detail the development history and clinical status of UNI 218 and UNI 494. Please see page 1 of the Amended Draft Registration Statement.

QUESTION 2:	We note your use of the term “significant unmet medical need” here and elsewhere in the document. Such a term might imply that your products are eligible for fast track designation or priority review granted by the FDA for products that treat certain serious unmet medical needs. Please remove your use of this term throughout or otherwise please explain why you believe use of this term is appropriate.

RESPONSE:	The Company has removed and revised its use of the term “significant unmet medical need” throughout the Amended Draft Registration Statement.

October 30, 2020

Implications of Being an Emerging Growth Company, page 2

QUESTION 3:	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:	The Company confirms that it will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RISK FACTORS

We may be adversely affected by the ongoing coronavirus pandemic, page 14

QUESTION 4:	Please expand this risk factor to specifically describe the impact of the COVID-19 pandemic on your operations.

RESPONSE:	The Company has revised its disclosure in the Risk Factors section to specifically describe the impact of the COVID-19 pandemic on its operations. Please see page 14 of the Amended Draft Registration Statement.

USE OF PROCEEDS, page 35

QUESTION 5:	Please state the approximate amount of proceeds you intend to use for each purpose listed. See Item 504 of Regulation S-K.

RESPONSE:	The Company has revised its disclosure in the Use of Proceeds section to state the approximate amount of proceeds it intends to use for each purpose listed. Please see page 35 of the Amended Draft Registration Statement.

BUSINESS

Background on Renazorb, page 52

QUESTION 6:	We note your belief that Renazorb is “potent and selective.” Given the stage of your product development, it appears premature to describe your product candidate as potent, which implies they are effective. Please revise or advise why this disclosure is appropriate.

RESPONSE:	The Company has revised its disclosure regarding the description of Renazorb. Please see page 52 of the Amended Draft Registration Statement.

October 30, 2020

QUESTION 7:	We note your disclosure regarding the completed clinical trial where it “was concluded that Renazorb was efficacious....” As efficacy determinations are the province of the U.S. Food and Drug Administration and other comparable regulatory agencies, please remove this statement here and elsewhere in your prospectus and replace them with quantified disclosure that supports each assessment.

RESPONSE:	The Company has revised its disclosure throughout the Amended Registration Statement to remove references to efficacy that would fall within the province of the U.S. Food and Drug Administration.

Clinical Trial Experience, page 53

QUESTION 8:	The trial discussed in this section provide results without providing proper context for such results. For the clinical trial discussed in this section, please disclose the phase; the date(s) of the trial and the location; duration of treatment and dosage information (both amount and frequency); the specific endpoints established by the trial protocol; and actual results observed, including whether statistical significance was demonstrated and the values supporting statistical significance.

RESPONSE:	The Company has revised its disclosure to include the phase; the date(s) of the trial and the location; duration of treatment and dosage information (both amount and frequency); the specific endpoints established by the trial protocol; and actual results observed, including whether statistical significance was demonstrated and the values supporting statistical significance. Please see page 53 of the Amended Draft Registration Statement.

Market Potential, page 54

QUESTION 9:	We note that the information regarding the total hyperphosphatemia market is based on a study conducted on your behalf by Syneos Health. Please tell us whether you commissioned this study for use in the registration statement, and, if so, analyze whether you are required to file a consent pursuant to Rule 436 of the Securities Act.

RESPONSE:	The Company confirms that it did not commission the above-referenced study for use in the registration statement.

October 30, 2020

Clinical trials for UNI 494 in AKI, page 59

QUESTION 10:	Please revise to clearly disclose the current development phase for UNI 494. To the extent that preclinical trials have been conducted, please disclose the date(s) of the trials and the location; duration of treatment and dosage information (both amount and frequency); the specific endpoints established by the trial protocol; and actual results observed.

RESPONSE:	The Company has revised its disclosure. Please see page 59 of the Amended Draft Registration Statement.

Employees and Labor Relations, page 70

QUESTION 11:	We note your disclosure that you have one full time employee. We also note that your website includes profiles of eleven individuals. Please revise or advise.

RESPONSE:	The Company has revised its disclosure to clarify that it currently employs one (1) individual and that it has engaged seven (7) consultants. Individuals listed on the Company’s website also include members of the board of directors and scientific advisory board members.

EXECUTIVE AND DIRECTOR COMPENSATION

Employment Agreements, page 75

QUESTION 12:	Please file the employment agreement with Shalabh Gupta as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K.

RESPONSE:	The Company has included Dr. Gupta’s employment agreement on the exhibit list to the registration statement in accordance with Item 601(b)(10) of Regulation S-K. The Company will file such agreement with the first public filing of the registration statement.

October 30, 2020

DESCRIPTION OF CAPITAL STOCK

Exclusive Forum, page 82

QUESTION 13:	We note that your forum selection provision identifies the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Consistent with the risk factor disclosure on page 32, please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. Additionally, because you have identified the federal courts as the exclusive forum for Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

RESPONSE:	The Company has provided additional disclosure regarding whether its exclusive forum provision applies to actions arising under the Securities Act or Exchange Act.

The Company notes that the Delaware Supreme Court recently held in Sciabacucchi v. Salzberg, No. 346, 2019, 2020 WL 1280785 (Del. Mar. 18, 2020) that federal forum provisions, such as the one included in the Company’s certificate of incorporation, are facially valid and enforceable under Delaware law and do not violate federal law or policy by narrowing the forum alternatives available under the Securities Act. The Company has amended its disclosure in the Amended Draft Registration Statement to clarify that there may be uncertainty as to whether courts other than the courts of the State of Delaware will enforce the federal forum provision, if applicable. Please see pages 32 and 82 of the Amended Draft Registration Statement.

General

QUESTION 14:	We note that the product development pipeline chart on your website appears inconsistent with information disclosed in your document as your website indicates that the FDA has approved a request to use a 505(b)(2) pathway for Renazorb. Please revise or advise.

RESPONSE:	The Company has revised its website and disclosure to accurately reflect Renazorb’s current development and regulatory status.

If you have any questions relating to any of the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Jeffrey Fessler
Jeffrey Fessler
Sheppard, Mullin, Richter & Hampton LLP